EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

						Nine months ended
	Year Ended December 31,					September 30,
	2006	2007	2008	2009	2010	2011
	(Audited)
	($ in millions, except ratios)
Earnings
Pre-tax income (loss) from continuing operations	$—	$(141.1)	$(250.0)	$265.4	$(18.8)	$(444.9)
Distributed income of equity investees	—	—	—	1.4	3.9	6.3
Fixed charges	—	230.2	423.7	399.2	666.5	1,003.8
Less:
Share of profit of associates and JVs, net of income tax	—	(3.6)	(6.3)	(11.4)	(18.1)	(13.5)
Non-controlling interests		—	(0.4)	0.2	—	(1.1)
Interest capitalized	—	—	(0.9)	(3.2)	(0.7)	(0.5)

Earnings	$—	$85.5	$166.1	$651.6	$632.8	$550.1

Fixed Charges

Interest expense and capitalized	$—	$200.4	$378.5	$316.9	$520.5	$844.0

Amortized premiums, discounts and capitalized expenses related to indebtedness	—	24.1	29.4	29.5	32.5	149.4

FV adj of acquired notes	—	—	—	—	(1.1)	(7.1)
Graham Packaging Notes tender offer fees	—	—	—	—	—	4.7
Unamortized debt issue costs written off	—	—	—	36.2	—	—
2010 debt commitment letter & related costs	—	—	—	—	97.5	—
Estimate of interest in rental expense	—	5.7	15.8	16.6	17.1	12.8

Total fixed charges	$—	$230.2	$423.7	$399.2	$666.5	$1,003.8

Ratio of Earnings to Fixed Charges	—	—	—	1.6x	—	—

Additional Pre-Tax Earnings to Achieve 1:1 Ratio	$—	$144.7	$257.6	$—	$33.7	$453.7